Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Earnings:
Income from continuing operations	$693,103	$806,380	$804,832	$724,795	$662,475
Interest expense – gross	93,653	91,319	79,147	72,972	74,885
Capitalized interest	(207)	(489)	(73)	(201)	(213)
Amortization of debt financing costs	858	965	855	801	800
Interest portion of rental expense	15,425	14,518	14,874	13,177	9,325

Adjusted earnings	$802,832	$912,693	$899,635	$811,544	$747,272

Fixed charges:
Interest expense, net of capitalized interest	$93,446	$90,830	$79,074	$72,771	$74,672
Capitalized interest	207	489	73	201	213
Amortization of debt financing costs	858	965	855	801	800
Interest portion of rental expense	15,425	14,518	14,874	13,177	9,325

Fixed charges	$109,936	$106,802	$94,876	$86,950	$85,010

Ratio of adjusted earnings to fixed charges	7.3x	8.5x	9.5x	9.3x	8.8x